U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10-K and Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
      [X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For Period Ended:

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

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     GOLDEN BEAR GOLF, INC.
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     Full Name of Registrant (Former Name if Applicable)

     11780 U.S. HIGHWAY ONE
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     Address of Principal Executive Office (Street and Number)

     NORTH PALM BEACH, FLORIDA 33408
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     City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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         On July 27, 1998, Golden Bear Golf, Inc., a Florida corporation (the
"Registrant"), announced that it had completed an internal review of construction projects at its subsidiary, Paragon Construction International, for the year ended December 31, 1997, and, as a result, the Registrant will report a restated loss of $24.7 million for the year ended December 31, 1997, compared to a loss of $2.9 million as originally reported. Moreover, as a result of its review, the Registrant further expects to recognize significant losses for the six months ended June 30, 1998, of up to approximately $17 million. The Company is in the process of preparing its Report on Form 10-K/A for the year ended December 31, 1997 which will include audited financial statements and will not be in a position to file its Form 10-Q until it is in a position to file the Form 10-K/A.

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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

STEPHEN S. WINSLET                          (561)                 626-3900
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated above, the Registrant presently expects to recognize significant losses for the six months ended June 30, 1998 of up to approximately $17 million. Due to the results of the internal investigation described above, the Registrant expects to file restated financial statements with respect to the year ended December 31, 1997 and for the period of 1997 corresponding to the subject Quarterly Report on Form 10-Q. Such restated financial statements have not yet been filed, and the previously filed financial statements for the periods ended December 31, 1997 and March 31, 1998, and the report of Arthur Andersen, L.L.P. on the December 31, 1997 financial statements, should not be relied upon. Until such restated financial statements are filed, the financial statements required by the subject Quarterly Report on Form 10-Q for the comparable period will not be available. The Company does not currently expect the restatement to be completed by the expiration of the Rule 12b-25 extension but is filing this notice and confirm the Company's intention to file the restatement and the subject Quarterly Report on Form 10-Q as soon as possible.


                             GOLDEN BEAR GOLF, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: AUGUST 17, 1998                    By: /s/ STEPHEN S. WINSLETT
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                                         Name: Stephen S. Winslett
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                                         Title: Senior Vice President and Chief
                                                Financial Officer
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